

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.   20549

September 14, 2009

<u>Via U.S. Mail and Facsimile</u>

Ms. Anusha Kumar
 Chief Executive Officer
AVIATION SURVEILLANCE SYSTEMS, INC.
7437 S. Eastern Avenue, #307
Las Vegas, Nevada 89123

>   **Re: Aviation Surveillance Systems, Inc.**
>   **Item 4.01 Form 8-K, filed August 28, 2009**
>   **File No. 333-145794**

Dear Ms. Kumar:

We have completed our review of your Form 8-K and have no further comments at this time.

Sincerely,

Joe A. Foti
Senior Assistant Chief Accountant